30 SEPTEMBER 2004

Warner Chilcott PLC ("Warner Chilcott" or the "Company")

Statement with respect to possible offer for Warner Chilcott

On 20 September 2004 the Board of Directors confirmed that they had received an approach from a consortium of private equity institutions which may or may not lead to an offer, at an indicative price of 800 pence per share in cash, for the entire issued share capital of Warner Chilcott.

The Board now confirms that it has entered into a confidentiality agreement with the consortium, and that the consortium is now undertaking due diligence into the Company.

The Board of Directors wishes to reiterate that the approach remains preliminary in nature and is subject, inter alia, to various pre-conditions including financing and due diligence. There can be no certainty either that an offer will actually be made or to the level of an offer, if made.

The Board of Directors has appointed Greenhill & Co. International LLP as joint financial adviser with Hoare Govett Limited.

A further announcement will be made in due course, if appropriate.

Enquiries:

Warner Chilcott PLC	Telephone +44 (0) 28 3833 4974
John King
Geoffrey Elliott

Hoare Govett Limited (joint financial adviser and corporate broker)	Telephone +44 (0) 20 7678 8000
Andrew Chapman
Justin Jones
Andrew Foster

Greenhill & Co International LLP (joint financial adviser)	Telephone +44 (0) 20 7440 0400
Simon Borrows
Brian Cassin

Financial Dynamics	Telephone +44 (0) 20 7831 3113
Andrew Dowler
Sophie Pender-Cudlip

Hoare Govett Limited and Greenhill & Co. International LLP are acting for Warner Chilcott and no one else in connection with the possible offer and will not be responsible to any other person for providing the protections afforded to clients of Hoare Govett Limited or Greenhill & Co. International LLP or for providing advice in relation as to any offer.

Rule 8 notices

Any person who, alone or acting together with any other person(s) pursuant to any agreement or any understanding (whether formal or informal) to acquire or control securities of Warner Chilcott PLC, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent or more of any class of securities of Warner Chilcott PLC, is generally required under the provisions of Rule 8 of The City Code on Takeovers and Mergers (the "Code") to notify a Regulatory Information Service (as specified in the Listing Rules of the UK Listing Authority) and the Panel on Takeovers and Mergers by no later than 12.00 noon (London time) on the business day following the date of the transaction of every dealing in such securities from and including today's date until the first closing date of any offer or, if later, the date when any offer becomes or is declared unconditional as to acceptances or lapses (the "offer period"). Dealings by Warner Chilcott PLC and or by its "associates" (within the meaning of the Code) in any class of securities of Warner Chilcott PLC during the offer period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.